Exhibit 99.1

Glory Star New Media Group Holdings Limited

Announces Pricing of $12.5 Million Underwritten Public Offering

BEIJING, February 22, 2021 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, today announced that it has priced an underwritten public offering of an aggregate of 3,810,976 ordinary shares of the Company, together with warrants to purchase up to 3,810,976 ordinary shares of the Company, at a public offering price of $3.28 per share and associated warrant to purchase one ordinary share. Each warrant will have an exercise price of $4.10 and will expire five years from the date of issuance.

The Company has also granted the underwriters a 45-day option to purchase up to 571,646 additional ordinary shares and additional warrants to purchase up to 571,676 ordinary shares, at the public offering price, less underwriting discounts and commissions. The gross proceeds to the Company from this offering are expected to be $12.5 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, assuming no exercise of the underwriters’ option to purchase additional securities and none of the warrants issued in this offering are exercised. The offering is expected to close on or about on February 24, 2021, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is the acting sole book-running manager for the offering.

The Company intends to use the net proceeds from the offering primarily for working capital and other general corporate purposes.

The shares and warrants are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-248554), that was previously filed with the Securities and Exchange Commission (“SEC”) and declared effective on September 14, 2020. The securities may be offered only by means of a prospectus. A preliminary prospectus supplement relating to and describing the terms of the offering has been filed with the SEC. A final prospectus supplement and the accompanying prospectus will be filed with the SEC and once filed, will be available on the SEC’s website at www.sec.gov and may also be obtained from Univest Securities, LLC, 375 Park Avenue, 15th Floor, New York, NY 10152 by phone at (212) 343-8888 or by e-mail at info@univest.us.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The Company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements, include, but are not limited to that the Company will be successful in its offering of securities, and are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR LLC.

Sharon Zhou

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com